EXHIBIT 99.1

Motif Bio Appoints Stephanie Noviello, MD, MPH as Vice President, Clinical Development

NEW YORK, May 09, 2018 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that Stephanie Noviello, MD, MPH has joined the Company as Vice President, Clinical Development.  She will report to David Huang, MD, PhD, Chief Medical Officer.  Dr. Noviello will be a key contributor to the European Marketing Authorisation Application submission for iclaprim.

Dr. Noviello joins Motif Bio from Bristol-Myers Squibb, where she most recently was Clinical Program Lead, Virology.  In this position, she served as clinical lead for the hepatitis B and C and HIV portfolios.  She previously worked at Schering-Plough Research Institute as a Director in Hepatology.  Prior to working in industry, she was an Epidemic Intelligence Service Officer at the US Centers for Disease Control and Prevention stationed with the New York State Department of Health Bureau of Communicable Disease Control.  Dr. Noviello has extensive experience in developing clinical trial protocols, overseeing large trials and effectively interacting with regulatory agencies.  She is also a board-certified pediatrician.  Dr. Noviello received her MD from Tulane University School of Medicine and her MPH from the Tulane University School of Public Health and Tropical Medicine.  She received a BA in Chemistry from Cornell University.

David Huang, MD, PhD, Chief Medical Officer of Motif Bio, said: “We are delighted to have Stephanie join Motif.  Her strategic insights, experience and leadership in late-stage global clinical trials and the regulatory process, including post-marketing requirements, make her ideally suited for this position. I am very excited and am looking forward to working with Stephanie as we continue to progress iclaprim towards an approval.”

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Solebury Trout (US IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Note to Editors:

About Iclaprim

Iclaprim is a novel investigational antibiotic that has a different and underutilised mechanism of action compared to other antibiotics. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a rolling submission of a New Drug Application (NDA) with the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI) has been initiated and is expected to be completed in the second quarter of 2018.  To date, iclaprim has been studied in over 1,400 patients and healthy volunteers. Clinical and microbiological data indicate that iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development and favourable tolerability profile. In clinical studies iclaprim has been administered intravenously at a fixed dose with no dosage adjustment required in patients with renal impairment or in obese patients. The iclaprim fixed dose may, if approved, help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided and overall hospital treatment costs may be lower, especially in patients with renal impairment. Many standard of care Gram-positive antibiotics are not suitable for patients with renal impairment due to efficacy and/or safety issues.  No kidney toxicity was observed with iclaprim in the REVIVE Phase 3 trials.

About Motif Bio

Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics for hospitalised patients and designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Following positive results from two Phase 3 trials (REVIVE-1 and REVIVE-2), a rolling submission of an NDA with the U.S. FDA for the treatment of ABSSSI has been initiated and is expected to be completed in the second quarter of 2018. ABSSSI is one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes.

The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of an NDA, iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.